November 4, 2019

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Re:    Burning Rock Biotech Limited

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Burning Rock Biotech Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in the Draft Registration Statement its audited consolidated financial statements as of and for the years ended December 31, 2017 and 2018. As an emerging growth company, the Company has omitted (i) its financial statements for 2016 and selected financial information for the years before 2017, as well as (ii) its 2019 interim financial statements, which the Company reasonably believes will not be required at the time of the initial public offering. Subject to market and other conditions, the Company currently plans to include the financial statements as of and for the year ended December 31, 2019 in subsequent filings for the initial public offering.

* * *

Securities and Exchange Commission

November 4, 2019

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Leo Li, the chief financial officer of Burning Rock Biotech Limited, by telephone at +86-185-0164-1666 or via e-mail at leo.li@brbiotech.com, or William Huang, the partner at Ernst & Young Hua Ming LLP, by telephone at +86-20-2881-2888 or via email at William.Huang@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:	Leo Li, Chief Financial Officer, Burning Rock Biotech Limited

Sebastian R. Sperber, Partner, Cleary, Gottlieb, Steen & Hamilton LLP

Chris K.H. Lin, Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Partner, Simpson Thacher & Bartlett LLP

William Huang, Partner, Ernst & Young Hua Ming LLP